Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on June 10, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

F45 TRAINING HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

Delaware	7997	84-2529722
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

F45 Training Holdings Inc.

3601 South Congress Avenue, Building E

Austin, Texas 78704

(737) 787-1955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Adam Gilchrist

President and Chief Executive Officer

F45 Training Holdings Inc.

3601 South Congress Avenue, Building E

Austin, Texas 78704

(737) 787-1955

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter W. Wardle

Daniela L. Stolman

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7242

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion,

Preliminary Prospectus dated                , 2022

PROSPECTUS

18,857,319 Shares

F45 Training Holdings Inc.

Common Stock

The selling stockholders identified in this prospectus may offer and sell, from time to time, in one or more offerings, up to 18,857,319 shares of our common stock (including 18,511,127 shares of our common stock that may be issued (i) upon exercise of warrants to purchase our common stock at an exercise price of $16.00 per share of common stock issued to certain of the selling stockholders named herein, or the Warrants, or (ii) pursuant to a put option in the Warrants whereby such selling stockholders have the right to sell the Warrants to the Company for a purchase price which may be settled in shares of our common stock). We are not selling any common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders. You should carefully read this prospectus and any accompanying prospectus supplement before you decide to invest in the shares that may be offered under this prospectus.

The distribution of the common stock by the selling stockholders may be effected from time to time by a variety of methods, including:

•	in underwritten public offerings;

•	in ordinary brokerage transactions on securities exchanges, including The New York Stock Exchange;

•	to or through brokers or dealers who may act as principal or agent; or

•	in one or more negotiated transactions at prevailing market prices or negotiated prices.

The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” for a further description of how the selling stockholders may dispose of the shares covered by this prospectus.

Our common stock is listed on The New York Stock Exchange, or the NYSE, under the symbol “FXLV.” On June 9, 2022, the last reported sales price of a share of our common stock on the NYSE was $5.67.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this filing and future filings. See “About the Company—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See the section titled “Risk Factors,” beginning on page 6 for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2022.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of the registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell certain shares of our common stock in one or more offerings. When a selling stockholder sells shares of common stock under this shelf registration process, we may provide a prospectus supplement that will contain more specific information about the terms of such offering. The prospectus supplement may also add to, update or change any of the information contained in this prospectus. You should carefully read this prospectus, any accompanying prospectus supplement, any free writing prospectuses we have prepared or authorized as well as the information incorporated in this prospectus or any accompanying prospectus supplement by reference. See “Incorporation by Reference.” Any information in any accompanying prospectus supplement, any free writing prospectus or any subsequent material incorporated herein or therein by reference will supersede the information in this prospectus or any earlier prospectus supplement.

This prospectus contains summaries of certain provisions in some of the documents described herein, but reference is hereby made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the complete text of the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

Neither we nor any of the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, in any accompanying prospectus supplement or in any free writing prospectuses we have prepared or authorized. You should rely only on the information provided in this prospectus or any prospectus supplement, including information incorporated by reference herein or therein, or any free writing prospectus that we have specifically referred you to. Neither we nor any of the selling stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any prospectus supplement or any documents we incorporate herein or therein, or in any free writing prospectus, is current only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “our,” “us,” “F45” and the “Company” refer to F45 Training Holdings Inc. together with its consolidated subsidiaries.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants, including us, that file electronically with the SEC.

We also make available, free of charge, on or through our Internet website, www.f45training.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. In addition, you may request copies of these filings at no cost through our Investor Relations Department at: F45 Training Holdings, Inc., 3601 South Congress Avenue, Building E, Austin, Texas 78704, telephone: (737) 787-1955.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, or the Securities Act, including exhibits, of which this prospectus forms a part, with respect to the shares of common stock that may be offered hereunder. This prospectus does not contain all of the information set forth in the registration statement and exhibits thereto. For further information with respect to our company and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits thereto. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to or incorporated by reference into the registration statement for copies of the actual contract, agreement or other document. Our SEC filings, including the registration statement of which this prospectus forms a part and the exhibits thereto, are available to you for free on the SEC’s website listed above.

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INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus and any prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any information referenced in this way is considered part of this prospectus. Any subsequent information filed with the SEC will automatically be deemed to update and supersede the information in this prospectus and in our other filings with the SEC.

We incorporate by reference in this prospectus the documents listed below that have been previously filed with the SEC, as well as any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the initial filing of the registration statement of which this prospectus forms a part until the termination or completion of the offering of the securities described in this prospectus; provided, however, we are not incorporating by reference any documents or portions of documents deemed to have been furnished rather than filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 23, 2022;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A, filed with the SEC on May 2, 2022;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, as filed with the SEC on May 16, 2022;

•	our Current Reports on Form 8-K filed with the SEC on April 15, 2022 and May 16, 2022; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on July 9, 2021, including any amendments or reports filed for the purposes of updating this description.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus or any prospectus supplement.

To obtain copies of these filings, see “Where You Can Find More Information” above.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words, variations of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

•	our dependence on the operational and financial results of, and our relationships with, our franchisees and the success of their new and existing studios;

•	our ability to protect our brand and reputation;

•	our ability to identify, recruit and contract with a sufficient number of qualified franchisees;

•	our ability to execute our growth strategy, including through development of new studios by new and existing franchisees;

•	our ability to manage our growth and the associated strain on our resources;

•	our ability to identify, source and procure components of our inventories on a timely basis and at attractive economics terms;

•	our ability to successfully integrate any acquisitions, or realize their anticipated benefits;

•	the high level of competition in the health and fitness industry;

•	economic, political and other risks associated with our international operations, including due to the Russia-Ukraine conflict;

•	changes to the industry in which we operate;

•	our reliance on information systems and our and our franchisees’ ability to properly maintain the confidentiality and integrity of our data;

•	the occurrence of cyber incidents or a deficiency in our cybersecurity protocols;

•	our and our franchisees’ ability to attract and retain members;

•	our and our franchisees’ ability to identify and secure suitable sites for new franchise studios;

•	risks related to franchisees generally;

•	our ability to obtain third-party licenses for the use of music to supplement our workouts;

•	certain health and safety risks to members that arise while at our studios;

•	our ability to adequately protect our intellectual property;

•	risks associated with the use of social media platforms in our marketing;

•	our ability to obtain and retain high-profile strategic partnership arrangements;

•	our ability to comply with existing or future franchise laws and regulations;

•	our ability to anticipate and satisfy consumer preferences and shifting views of health and fitness;

•	our business model being susceptible to litigation; and

•

additional factors discussed in our SEC filings, including those identified under the header “Risk Factors” included elsewhere in this prospectus and in the section titled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2021, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, which are incorporated by reference herein.

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus on historical performance, management’s current expectations and projections about future events and trends that management believes may affect our business, results of operations, financial condition and prospects in light of information currently available to us.

The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” included elsewhere in this prospectus or incorporated by reference herein. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward- looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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ABOUT THE COMPANY

We are F45 Training, the fastest growing fitness franchisor in the world according to Entrepreneur in 2021, focused on creating a leading global fitness training and lifestyle brand. We primarily offer consumers functional 45-minute workouts that are effective, fun, and community-driven. Our workouts combine elements of high-intensity interval, circuit, and functional training to offer consumers what we believe is the world’s best functional training workout. We deliver our workouts through our digitally-connected global network of studios, and we have built a differentiated, technology-enabled platform that allows us to create and distribute workouts to our global franchisee base. Our platform enables the rapid scalability of our model and helps to promote the success of our franchisees. We offer our members a continuously evolving fitness program in which virtually no two workouts are ever the same. Our vast and growing library of functional training content allows us to vary workout programs to keep consumers engaged with fresh content, stay at the forefront of consumer trends and drive maximum individual results, while helping our members achieve their fitness goals.

We were founded in 2013 in Sydney, Australia. Our CEO and co-founder Adam Gilchrist recognized an opportunity to leverage technology to offer consumers an effective, multi-disciplinary and community-driven workout that serves as an affordable alternative to one-on-one personal training and repetitive, single-discipline studio classes. Soon after the first F45 Training studio opened in Paddington, Australia, our founders focused on using technology to streamline and standardize the F45 Training experience in order to franchise the business. We quickly expanded, initially selling franchises to members of the original studio, after which viral word-of-mouth marketing led to rapid growth, and we opened nearly 200 studios over the following 30 months. In less than nine years, we have scaled our global footprint to 4,007 Total Franchises Sold, including 1,866 Total Studios, as of March 31, 2022. We classify Total Franchises Sold, as of any specified date, as the total number of signed franchise agreements in place as of such date that have not been terminated, and we classify Total Studios, as of any specified date, as the total cumulative number of studios that were determined to be first opened during the applicable period, as of that date, less cumulative permanent studio closures as of that date.

Our in-studio experience utilizes our proprietary technologies: our fitness programming algorithm and our patented technology-enabled delivery platform. Our fitness programming algorithm leverages a rich, growing content database of over 8,000 unique functional training movements across modalities to offer new workouts each day. Our content delivery platform allows us to standardize the F45 Training experience across our global footprint and broadcast content, including workout instructions and timing, directly to our in-studio technologically-enabled content delivery platform, or F45TV, and speaker systems. Our in-studio experience is further enhanced by trainers who provide guidance on proper form and movement, as well as motivate our members and foster a positive sense of community. We believe our approach helps to provide a consistent and high-quality fitness experience across our network of studios, keeping members highly engaged and helping them to achieve and sustain their fitness goals.

We operate a nearly 100% franchise model that offers compelling economics to us and our franchisees. We believe our franchisees generally benefit from a relatively low initial investment and low four-wall operating expenses, which allows them to generate strong profitability and returns on investment. The optimized box layout of our studios, which requires as little as approximately 1,600 square feet of training area, contributes to the relatively low initial investment and operating costs of our franchise model, and allows our studios to be located in a wide array of attractive prospective retail locations. We believe this flexibility will help enable us to capitalize on our estimated long-term global opportunity of over 23,000 studios. We believe our franchise model is attractive due to its potential for asset-light growth, strong profitability and robust cash flow generation, and has helped to facilitate our rapid growth and strong financial performance prior to, and resilience during, the COVID-19 pandemic.

Our differentiated approach to fitness is firmly rooted in the three pillars of our DNA: Innovation, Motivation and Results.

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Innovation: at the core of everything we do. We are dedicated to driving new innovations that will continue to elevate the F45 Training experience and further our position as a global fitness training and lifestyle brand. We are able to distinguish ourselves from competitors through such innovations as:

•

Technology-Enabled Centralized Delivery Platform: Our technology-enabled centralized delivery platform distributes daily workout content via in-studio F45TVs that display proper exercise form, timing and sequencing, driving consistency and efficiency across our global network of studios. In-studio trainers coach members throughout their workout and adjust movements to suit individual levels of experience, strength and flexibility;

•

Proprietary Fitness Programming Algorithm: Our fitness programming algorithm configures movements from our vast content library into new workout plans based on various criteria, including duration, target muscle group, equipment type and aerobic versus anaerobic focus, among others, ensuring that virtually no two workouts are ever the same; and

•

Curated High-Quality Workout Plans: Our curated workout plans are subject to a rigorous in-house quality control process and are designed to sequence movements in what we believe to be a safe, effective manner. This quality control process is led by our centralized F45 Athletics Department, which consists of training professionals, athletes and sports scientists.

Motivation: the key to creating a community and sanctuary. We believe the foundation for any effective fitness program is motivation. We motivate our members through a combination of positivity, inclusivity and teamwork, which encourages our members to view each studio as a sanctuary and is driven by:

•

Positive Trainers: Our in-studio trainers are responsible for fostering a positive environment for all members before, during and after workouts, and we specifically instruct them to drive positivity, inclusivity and teamwork;

•

“No Mirrors, No Microphones, No Egos”: Our studios are deliberately free of mirrors and microphones, which mitigates the appearance-related pressures and trainer intimidation that are associated with many fitness alternatives. Our goal is to emphasize our members’ achievements in completing our workouts; and

•	Community: Our positive, inclusive philosophy permeates the studio and creates a genuine sense of camaraderie, team-building and community amongst our members

Results: supported by the sustainability of our workouts over time. We strive to help our members achieve and maintain results by focusing on creating a sustainable fitness program. Our fitness programming algorithm offers new workouts each day and is specifically designed to encourage members to visit studios multiple times per week over the course of their long-term fitness journey. We believe we offer members a winning formula to achieve long-term results, driven by:

•	Total Body Workout: Our fitness programming algorithm offers a total body workout that combines cardiovascular and strength modalities to deliver comprehensive results;

•

Safety: We believe our emphasis on functional training movements and relatively low weight resistance helps to mitigate the risk of injury, thereby enabling our members to push themselves and maximize individual performance without compromising their safety; and

•

Frequency: The curation, style and cadence of workouts, combined with the use of low weight resistance, allows for members to visit as frequently as their schedules permit. Workouts alternate between cardiovascular and strength modalities from day to day, which alternates the impact on the body.

Our Corporate Information

We were incorporated as a Delaware corporation on March 12, 2019. Our current corporate headquarters address is 3601 South Congress Avenue, Building E, Austin Texas, 78704. For further information please view

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our official company website at www.f45training.com. Information included or referred to on, or otherwise accessible through, our website is not deemed to form a part of, or be incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on that information when making a decision to invest in our common stock.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies, including:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•	extended transition periods for complying with new or revised accounting standards;

•

exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company at the start of the first fiscal year after we have more than $1.07 billion in annual gross revenue, at the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K) or the date on which we have, during the previous three-year period, issued more than $1 billion of non-convertible debt securities. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies.

We are currently also a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is more than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock, and our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties and other factors described in “Risk Factors” in any prospectus supplement. You should also consider the risks, uncertainties and other factors described in “Risk Factors” and elsewhere in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q, that we have filed or will file with the SEC, and in other documents which are incorporated by reference in this prospectus, as well as the risk factors and other information contained in or incorporated by reference in any accompanying prospectus supplement and any related free writing prospectus. If any of these or any unanticipated risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common stock could decline, causing you to lose some or all of your investment in our common stock.

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USE OF PROCEEDS

The selling stockholders will receive all proceeds from the sale of the shares of common stock offered by this prospectus and any accompanying prospectus supplement. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

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SELLING STOCKHOLDERS

The shares offered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares offered hereunder before selling them. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their respective shares since the date on which the information in the table below is presented. Information about the selling stockholders may change over time. As used in this prospectus, the term “selling stockholders” includes the selling stockholders listed below, and any donee, pledgee, transferee or other successor in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer.

The following table sets forth the name of each selling stockholder, the number of shares of our common stock and the percentage of our common stock beneficially owned by each selling stockholder prior to this offering, the number of shares that may be offered under this prospectus by each selling stockholder, and the number of shares of our common stock and the percentage of our common stock to be beneficially owned by each selling stockholder after completion of this offering, assuming that all shares offered hereunder are sold as contemplated herein. The number of shares in the column “Maximum Number of Shares That May Be Offered” represents all of the shares that the selling stockholder may offer under this prospectus.

There were 95,106,594 shares of common stock outstanding as of June 9, 2022.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of common stock beneficially owned prior to this offering				Shares of common stock beneficially owned after this offering (assuming the sale of all shares that may be sold hereunder)
Name of Selling Stockholder	Shares of common stock(1)	Percentage of Total Outstanding common stock (%)(2)		Shares of common stock offered pursuant to this prospectus(3)	Shares of common stock	Percentage of total outstanding common stock (%)
Drawbridge DSO Securities LLC(4)	69,238		*	3,771,442	—	—
Fortress Lending III Holdings L.P.(5)	184,625		*	10,056,652	—	—
Fortress Lending II Holdings L.P.(6)	83,536		*	4,550,264	—	—
Fortress Lending Fund II MA-CRPTF LP(7)	8,793		*	478,961	—	—

*	Designated ownership of less than 1% of our common stock.
(1)

In accordance with Rule 13d-3(d) under the Exchange Act, the reported number of shares beneficially owned prior to the offering excludes all of the shares underlying (i) the currently outstanding Warrants that will become exercisable (if at all) on the date on which loans in an amount equal to 50% of the Maximum Committed Amount (as defined in the Credit Agreement (as defined below)) have been drawn under the Credit Agreement, or the 50% Utilization Warrants, and (ii) the Warrants that will be issued, if at all, upon increase of the Maximum Committed Amount in accordance with the Credit Agreement. To the extent issued, each such Warrant will prohibit the holder thereof from exercising such Warrant to the extent that after giving effect to such exercise, the number of shares of common stock then beneficially owned by such holder, its affiliates and any other persons whose beneficial ownership of shares of our common stock would be aggregated with such stockholder’s for purposes of Section 13(d) of the Exchange Act (including shares

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

beneficially owned by any “group” of which such stockholder is a member), would exceed of 9.9% of the total number of shares of our common stock then outstanding.
(2)

Applicable percentage of ownership is based upon 95,106,594 shares of common stock outstanding as of June 9, 2022, and the relevant number of shares of common stock issuable upon exercise of the Warrants which are exercisable within 60 days of June 10, 2022.

(3)	Represents the maximum number of shares of common stock that may be issued to the selling stockholder pursuant to the terms of the Warrant Agreement.
(4)

Includes 69,238 shares of common stock issued upon exercise of the Put Option (as defined below) with respect to Immediately Exercisable Warrants (as defined below) on May 17, 2022. Drawbridge DSO Securities LLC is wholly-owned by Drawbridge Special Opportunities Fund LP. Drawbridge Special Opportunities GP LLC is the general partner of Drawbridge Special Opportunities LP. Fortress Principal Investment Holdings IV LLC, or FPIH IV, is the sole managing member of Drawbridge Special Opportunities GP LLC. Drawbridge Special Opportunities Advisors LLC (“DSOA”), is the investment advisor of Drawbridge Special Opportunities Fund LP. FIG LLC is the sole managing member of DSOA. Fortress Operating Entity I LP (“FOE I”), is the sole managing member of FIG LLC. FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly-owned by Fortress Investment Group LLC. The address for Drawbridge DSO Securities LLC and the foregoing entities is c/o Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(5)

Includes 184,625 shares of common stock issued upon exercise of the Put Option with respect to Immediately Exercisable Warrants on May 17, 2022. The economic interest in Fortress Lending III Holdings L.P. is wholly owned by Fortress Lending Fund III (A) LP (“Fund III A”), Fortress Lending Fund III (B) L.P. (“Fund III B”), Fortress Lending Fund III (C) L.P. (“Fund III C”), and Fortress Lending Fund III (D) LP (“Fund III D”, and together with Fund III A, Fund III B, and Fund III C, the “FLF III Funds”) . Fund III A and Fund III B hold their economic ownership interests in Fortress Lending III Holdings L.P. through a profit participating note. FLF Fund III GP Limited is the general partner of the FLF III Funds. Maples Fiduciary Services (Cayman) Limited (“MaplesFS”) is the sole member of FLF Fund III GP Limited. Pursuant to an investment management agreement, the FLF III Funds have delegated all investment related decisions to Fortress Lending Advisors III LLC (“FLFA III”), as the investment advisor of the FLF III Funds. FIG LLC is the sole managing member of FLFA III. Fortress Operating Entity I LP, (“FOE I”), is the sole managing member of FIG LLC. FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly owned by Fortress Investment Group LLC. The address for Fortress Lending III Holdings L.P. is c/o FLF Fund III GP Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)

Includes 83,536 shares of common stock issued upon exercise of the Put Option with respect to Immediately Exercisable Warrants on May 17, 2022. The economic interest in Fortress Lending II Holdings L.P. is wholly owned by Fortress Lending Fund II (A) LP (“Fund II A”), Fortress Lending Fund II (B) L.P. (“Fund II B”), Fortress Lending Fund II (C) L.P. (“Fund II C”), and Fortress Lending Fund II (D) LP (“Fund II D”, and together with Fund II A, Fund II B, and Fund II C, the “FLF II Funds”). Fund II A and Fund II B hold their ownership interests in Fortress Lending II Holdings L.P. through a profit participating note. FLF Fund II GP Limited is the general partner of the FLF II Funds. Maples Fiduciary Services (Cayman) Limited (“MaplesFS”) is the sole member of FLF Fund II GP Limited. Pursuant to an investment management agreement, the FLF II Funds have delegated all investment related decisions to Fortress Lending Advisors II LLC (“FLFA II”), as the investment advisor of the FLF II Funds. FIG LLC is the sole managing member of FLFA II. FOE I is the sole managing member of FIG LLC. FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly owned by Fortress Investment Group LLC. The address for Fortress Lending II Holdings L.P. is c/o FLF Fund II GP Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)

Includes 8,793 shares of common stock issued upon exercise of the Put Option with respect to Immediately Exercisable Warrants on May 17, 2022. FLF II MA-CRPTF GP Limited is the general partner of Fortress Lending Fund II MA-CRPTF LP. Maples Fiduciary Services (Cayman) Limited (“MaplesFS”) is the sole member of FLF II MA-CRPTF GP Limited. Pursuant to an investment management agreement, Fortress Lending II MA-CRPTF LP has delegated all investment related decisions to FLF II MA-CRPTF Advisors LLC (“FLFA MA”), as the investment advisor of Fortress Lending Fund II MA-CRPTF LP. FIG LLC is the sole managing member of FLFA MA. FOE I is the sole managing member of FIG LLC. FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly owned by Fortress Investment Group LLC. The address for Fortress Lending Fund II MA-CRPTF LP is c/o Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock will consist of 215,000,000 shares of capital stock, par value $0.00005 per share, of which:

•	200,000,000 shares will be designated as common stock; and

•	15,000,000 shares will be designated as preferred stock.

As of June 9, 2022, there were 95,106,594 shares of our common stock outstanding and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Common Stock

As of June 9, 2022, we had 95,106,594 shares of common stock issued and outstanding.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. Where a separate vote by class or series is required, the affirmative vote of the majority of shares of such class or series present in person or represented by proxy shall be the act of such class or series. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to the dividend rights of the holders of the preferred stock, if any, holders of our common stock are entitled to receive cash dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any outstanding shares of preferred stock are entitled to receive on dissolution, liquidation, or winding up, the holders of the common stock are entitled to share on a pro rata basis in our remaining assets.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

As of June 9, 2021, there were no shares of preferred stock outstanding.

Our amended and restated certificate of incorporation provides that our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors also has the authority to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

In connection with entering into a credit agreement, or the Credit Agreement, dated May 13, 2022 with F45 SPV Finance Company, LLC, as borrower, Fortress Credit Corp., as administrative agent, collateral agent and a lender, and the other parties party thereto from time to time, we entered into a warrant purchase agreement, or the Warrant Purchase Agreement, with certain holders named therein. In connection with the Warrant Purchase Agreement, we are obligated to issue Warrants in up to four tranches, each representing 1.25% of the fully diluted shares of our common stock outstanding on the issue date or the vesting date as specified in the Warrant Purchase Agreement. Concurrently with the execution of the Credit Agreement, we issued (i) immediately exercisable warrants, or Immediately Exercisable Warrants, to the selling stockholders to purchase an aggregate of up to 1,211,210 shares of common stock (representing 1.25% of the fully diluted shares of common stock as of May 13, 2022) and (ii) 50% Utilization Warrants to the selling stockholders to purchase up to 1.25% of the fully diluted shares of common stock as of the vesting date. Upon increase of the Maximum Committed Amount in accordance with the Credit Agreement, we will issue additional Immediately Exercisable Warrants and 50% Utilization Warrants to the selling stockholders, in each case, representing the right to purchase up to an aggregate of 1.25% of our fully diluted common stock as of the issue date of the Warrant (in the case of the Immediately Exercisable Warrants) or the vesting date as specified in the Warrant Purchase Agreement (in the case of the 50% Utilization Warrants).

The exercise price of the Warrants is $16.00 per share of common stock, subject to adjustment. The Warrants will be exercisable from the date of issuance or their vesting date as specified in the Warrant Purchase Agreement until the seventh anniversary of the date of issuance of each Warrant. The Warrants may only be exercised on a cashless net exercise basis, and are subject to certain anti-dilution adjustments upon the occurrence of certain events such as a distribution, reorganization, recapitalization, reclassification, or similar event.

Each holder will also have the right to put back the Warrants to us, or the Put Option, at an aggregate price equal to the product of (a) such holder’s percentage share of $2.5 million (calculated based on the number of Warrants issued to such holder relative to the number of Warrants issued to all holders) and (b) a fraction, expressed as a percentage, equal to the number of shares of common stock subject to the Warrants for which the

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

Put Option is being exercised divided by the number of shares of common stock subject to the Warrants issued to the holder as of the issue date or the vesting date, as applicable. The put price will be settled (i) within the first twelve months after the issue date or the vesting date, as applicable, solely in shares of common stock, subject to a Share Issuance Cap, as defined below, and certain limitations on beneficial ownership of the holders, based on a trailing volume-weighted average price, or VWAP, or (ii) after the twelve month anniversary of the issue date or the vesting date, as applicable, in cash or shares of common stock based on a trailing VWAP, at the holder’s option, and subject to the Share Issuance Cap and beneficial ownership limitation. In the event that the number of shares of common stock to be issued upon exercise of the Put Option would exceed the Share Issuance Cap or the beneficial ownership limitations with respect to a holder, a cash payment will be made in lieu of delivery of such excess shares of common stock.

The aggregate number of shares subject to all Warrants in all tranches (whether issued upon exercise or pursuant to the Put Option) is, collectively, capped at 19.9% of the shares outstanding as of May 13, 2022, or 18,857,319 shares, or the Share Issuance Cap. The Share Issuance Cap applies to those Warrants already issued under the warrant purchase agreement, as well as any Warrants to be issued under the warrant purchase agreement in the future.

We currently expect the number of shares delivered in connection with the exercise of the Warrants (including as a result of any exercise of the Put Option) to be significantly less than the Share Issuance Cap. For example, based on the number of fully diluted shares as of June 9, 2022, and a trailing average VWAP calculated pursuant to the terms of the Warrants on such date, respectively, the exercise of all Warrants issued and outstanding or issuable pursuant to the warrant purchase agreement would represent the right to acquire an aggregate of approximately 3,692,383 shares of our common stock (representing approximately 3.9% of our common stock based on shares outstanding as of June 9, 2022) and the exercise of the Put Option with regard to all Warrants issued and outstanding or issuable pursuant to the warrant purchase agreement would represent the right to acquire an aggregate of approximately 1,223,491 shares of our common stock (representing approximately 1.3% of our common stock based on shares outstanding as of June 9, 2022).

As of June 9, 2022, there were 50% Utilization Warrants outstanding that will become exercisable for the right to purchase an aggregate of up to 1.25% of the fully diluted shares of common stock as of the vesting date specified in the Warrant Purchase Agreement. The Put Option was exercised with respect to all of the Immediately Exercisable Warrants issued concurrently with the execution of the Credit Agreement on May 17, 2022, and an aggregate of 346,192 shares of common stock were issued to the selling stockholders.

Forum Selection

Our certificate of incorporation provides that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any complaints asserting any “internal corporate claims,” which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

Anti-Takeover Provisions

Certain provisions of Delaware law, and our amended and restated certificate of incorporation and amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Takeover Statute

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions. Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Classified Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes, as nearly equal in number as practicable, with members of each class serving staggered three-year terms. Our amended and restated bylaws also provide that the authorized number of directors be fixed exclusively from time to time by resolution of the board of directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Removal of Directors; Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws provide that directors may be removed only for cause. In addition, our amended and restated

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

bylaws will provide that only our board of directors may fill vacant directorships, including newly created seats, by the affirmative vote of the majority of remaining directors.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Meetings; Requirements for Advance Notice. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of the board or the chief executive officer with the concurrence of a majority of the board of directors. Our amended and restated bylaws also prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder has to comply with such advance notice procedures and provide us with certain information.

Supermajority Voting for Amendments to Our Governing Documents. Any amendment to our amended and restated certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding. Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to adopt, amend or repeal our bylaws, but that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of the NYSE, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we are also empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

Our common stock is listed on the NYSE under the symbol “FXLV.”

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold, or if they are, that they will be sold pursuant to this prospectus. We will not receive any proceeds from any sale by the selling stockholders of their shares of common stock. See “Use of Proceeds.” We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including fees of our counsel and accountants, fees payable to the SEC and fees of counsel to the selling stockholders. The selling stockholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares of common stock covered by this prospectus.

The selling stockholders may sell the shares of common stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, in any manner permitted by the Securities Act, including any one or more of the following ways:

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through selling agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the shares of common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any option under which underwriters may purchase additional shares of common stock from the selling stockholder(s), any discounts, commissions, concessions and other items constituting compensation from the selling stockholder(s) and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. The selling stockholders may also be deemed to be an underwriter, and any discounts and commissions it receives and any profit it realizes on the sale of the common stock may be deemed to be underwriting commissions under the Securities Act.

Selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of common stock in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of shares of common stock in the course of hedging the positions they assume with a selling stockholder. Selling stockholders may also sell shares of common stock short and redeliver the securities to close out such short positions. Selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction to the extent required. Selling stockholders may also pledge shares of common stock offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus, as supplemented or amended to reflect such transaction to the extent required.

The selling stockholders may enter into derivative transactions with third parties, or sell shares of common stock to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell shares of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of common stock pledged by a selling stockholder or borrowed from a selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from such selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase shares of common stock under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us or selling stockholders to indemnification by us or selling stockholders against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us or selling stockholders to payments it may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position,

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

Certain underwriters, agents or dealers or their affiliates may have provided from time to time, and may provide in the future, investment, commercial banking, derivatives and financial advisory services to the Company, the selling stockholders and their respective affiliates in the ordinary course of business, for which they have received or may receive customary fees and commissions.

In addition, a selling stockholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through the registration statement of which this prospectus is a part. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

Some of the shares of common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters in connection with the shares of common stock offered hereby may be passed upon for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements of F45 Training Holdings Inc. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in our Annual Report on 10-K for the year ended December 31, 2021, which is incorporated herein by reference. Such financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

18,857,319 Shares

F45 Training Holdings Inc.

Common Stock

Prospectus

            , 2022

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this registration statement. All amounts shown are estimates other than the SEC registration fee and the FINRA filing fee.

SEC registration fee	$
FINRA filing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Registrar and transfer agent fees		*
Miscellaneous expenses		*

Total	$	*

*	The applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 14. Indemnification of Directors and Officers.

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws that will be effective upon the closing of this offering provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, any Underwriting Agreement to be filed and incorporated by reference as an exhibit to this registration statement may provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has issued and sold the following securities:

On October 6, 2020, we issued convertible notes in the aggregate principal amount of $100,000,000 to entities affiliated with KLIM. The issuance of the convertible notes were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, and did not involve any underwriters, underwriting discounts or commissions or any public offering.

On May 13, 2022, we entered into a warrant purchase agreement, pursuant to which we issued (i) warrants to purchase an aggregate of up to 1,211,210 shares of common stock and (ii) warrants that will become exercisable on the date on which loans under our credit facility in an amount equal to 50% of the maximum committed amount have been drawn to purchase up to 1.25% of the fully diluted shares of common stock on such vesting date. The issuance of the warrants were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, and did not involve any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)

That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, effective as of July 19, 2021 (filed with the SEC as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 19, 2021 and incorporated herein by reference).

3.2	Amended and Restated Bylaws, effective as of July 19, 2021 (filed with the SEC as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 19, 2021 and incorporated herein by reference).

5.1*	Opinion of Gibson, Dunn & Crutcher LLP.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to the initial filing of this registration statement).

107*	Filing Fee Table.

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with an offering of securities.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, Texas, on                 , 2022.

F45 TRAINING HOLDINGS INC.

By:
Name: Adam J. Gilchrist Title: President and Chief Executive Officer

The undersigned directors and officers of F45 Training Holdings Inc. hereby constitute and appoint Adam J. Gilchrist, Chris E. Payne and Patrick Grosso, and each of them, any of whom may act without joinder of the other, as the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Name	Title	Date

Adam J. Gilchrist	President, Chief Executive Officer and Director(Principal Executive Officer)	, 2022

Chris E. Payne	Chief Financial Officer and Director(Principal Accounting and Financial Officer)	, 2022

Michael T. Raymond	Director	, 2022

Darren Richman	Director	, 2022

Mark Wahlberg	Director	, 2022

Angelo Demasi	Director	, 2022

Richard Grellman	Director	, 2022

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17 C.F.R. Section 200.83

Elizabeth Josefsberg	Director	, 2022

Ben Coates	Director	, 2022

Lee Wallace	Director	, 2022

Vanessa Douglas	Director	, 2022

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